SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                          ----------------------------
                                 FORM  10SB12G
                          ---------------------------

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PERSUANT TO SECTION 12 (B) OR 12 (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      Commission File Number:   -
                          ----------------------------

                                 OLD NIGHT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          NEVADA                                      87-0621120
(STATE  OF  INCORPORATION)                    (I.R.S.  EMPLOYER  ID  NO.)

4700 S 900 E  SUITE 41B,  SALT  LAKE  CITY  UT                     84117
(ADDRESS  OF  PRINCIPAL  EXECUTIVE  OFFICES)                       (ZIP  CODE)

                                 (801) 265-0357
                         (REGISTRANT'S TELEPHONE NUMBER)

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (B) OF THE ACT: NONE

   SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (G) OF THE ACT: 496,400

Title  of  each  class                         Name  of  each  exchange on which
To  be  so  registered                         Each  class  is  to be registered
Common stock:  $0.001  Par  value               N/A

THE AGGREGATE MARKET VALUE OF THE VOTING STOCK HELD BY NON-AFFILIATES OF THE REGISTRATION WAS $0.001 AS OF DECEMBER 09, 1999.

SHARES OF COMMON STOCK OUTSTANDING AS OF DECEMBER 09, 1999: 496,400

PART  I
ITEM  1

DESCRIPTION  OF  BUSINESS

     Old Night, Inc., f/k/a "Avery, Armstrong and Assoc., Architects and Engineers, Inc.", (hereinafter "The Company") was incorporated on November 26, 1980, pursuant to the Nevada Business Corporation Act. Its original Articles of Incorporation provided for authorized capital of two thousand five hundred (2,500) shares of common stock with no par value. On August 20, 1998, the shareholders of the Company approved an amendment to the Articles of Incorporation changing the authorized capital to one hundred million (100,000,000) shares of common stock with a par value of $0.001 (1 mill) per share.

     The amended Articles were filed with the State of Nevada on December 2, 1998.The Company was formed with the stated purpose of conducting any lawful business activity. However, the contemplated purpose was to engage in investment and business development operations related to mineral research and exploration. The Company's attempts to enter this field were not successful and all attempts to engage in business ended before 1983, and the Company became dormant.

     The Company never engaged in an active trade or business throughout the period from inception through 1998. On or about September 1998, the directors determined that the Company should become active and reinstated the Company with the State of Nevada, and began seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company is considered a development stage company and, due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status having no assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

     The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

     Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

     The Company's principal executive offices are located at 4700 South 900 East S41B , Salt Lake City, Utah, 84117.

Business  of  Issuer

     The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company. Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources  of  Business  Opportunities

     The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain a fee based professional firm specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged nor any prospective consultants for these purposes. The Company does not intend to restrict its search to any specific entered into any definitive agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities, nor is management presently in a position to actively seek or retain kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development.
Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

     Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further Investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the
Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form  of  Potential  Acquisition  or  Merger

     Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

     Because of the Company's current status and recent inactive status, and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

     Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would to available exemptions, if any applies. However, no private sales are contemplated by the Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. Although not presently anticipated by management, there is a remote possibility that the Company might sell its securities to its management or affiliates.

     In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Company would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

     Management does not contemplate that the Company would acquire or merge with a business entity in which any affiliates of the Company have an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. None of the Company's managers, directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

Rights  of  Shareholders

     It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholder's meeting called for such purpose, wherein all shareholder's would be entitled to vote in person or by proxy. In the notice of such a shareholder's meeting and proxy statement, the Company will provide shareholders complete disclosure documentation concerning a potential acquisition of merger candidate, including financial information about the target and all material terms of the acquisition or merger transaction.

Competition

     Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

     As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

     The Company is currently using as its principal place of business the residence of its President located in Salt Lake City, Utah. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Industry  Segments

     No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB, for a report of the Company's operating history for the past two fiscal years.

Item  2.     Management's  Discussion  and  Analysis  or  Plan  of Operation

     The Company is considered a development stage company with no assets or capital and with no operations or income since inception. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by a shareholder and officer of the Company, specifically Jon Heidelberger ,the President and a Director of the Company. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a viable corporation.

     In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

Plan  of  Operation

     During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item I above. Because the Company lacks finds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

     As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

     The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Item  3.        Description  of  Property

     The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property.

 Item  4.     Security  Ownership  of  Certain  Beneficial Owners and Management

     The following table sets forth information, to the best knowledge of the Company as of December 09, 1999, with respect to each person known by the Company to own beneficially more than FIve Percent (5%) of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.

Name  and  Address          Amount  and  Nature  of          Percent
Beneficial  Owner          Beneficial  Ownership          of  Class
-----------------          ---------------------          ---------
N. James  Marin             40,000  Shares                   8%
3600 Harstrand Gulch
Etna,  CA  96027

Tim  Neal                   40,000  Shares                   8%
P.O. Box 545
Novato,  CA  94948

     Note: The Company has been advised that each of the persons listed above has sole voting power over the shares indicated above.


ITEM  5

DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

The  Directors  and  Executive  Officers  of  the  Company  are  as  follows:

                                                                      POSITION
NAME                     AGE                   TITLE                HELD  SINCE

Jon  Heidelberger*        48           President/Director        April  18, 1998
Lorretta  Heidelberger*   47           Sec./Treas./Director      April  18, 1998

     *Jon and Lorretta Heidelberger are husband and wife. Their combined interest in the Company totals 9,000 shares, approximately 0.018%.

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no Director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

     No Director, Officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, nor is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

     The business experience of each of the persons listed above during the past five years is as follows:

JON HEIDELBERGER:  DIRECTOR  AND  PRESIDENT

     Jon Heidelberger's business experience and expertise comes primarily from his successful career in the automobile industry, specifically sales.

LORRETTA HEIDELBERGER:  DIRECTOR,  TREASURE/SECRETARY

     Lorretta Heidelberger's business experience comes from processing financial corporate data for a major medical corporation.

Item  6.       Executive  Compensation

     The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 1997 and 1998, nor at any time during 1999. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

Item  7.        Certain  Relationships  and  Related  Transactions

     In August of 1998, in a private transaction, the Company sold 25 pre-split shares to Jon Heidelberger and 20 pre-split shares to Lorretta Heidelberger in order to fund certain expenses of the Company. Aside from that transaction, during the Company's last two fiscal years, there have not been any transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

Item  8.        Description  of  Securities

Common  Stock

     The Company is authorized to issue 100,000,000 shares of common stock, Par Value $0.001, of which 496,400 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred  Stock

     The Company does not have any preferred stock, authorized or issued.


PART  II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company has made an application to the NASD for the Company's shares to be quoted on the National Quotation Bureau's Pink Sheets ("Pink Sheets"). The Company's application to the NASD consists of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. Inclusion on the "Pink Sheets" permits price quotations for the Company's shares to be published by such service.

     The Company's common shares are not currently quoted. The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. The Company's common stock has never traded in a public market .

     If and when the Company's common stock is traded in the Pink Sheet, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

     As of the date hereof, there were Thirty Two (32) holders of record of the Company's common stock. As of the date hereof, the Company has issued and outstanding 496,400 shares of common stock. Of this total, all shares, excepting those issued to the current officers in August of 1998, were issued in transactions more than two years ago. (A forward 200-for-1 stock split occurred on August 20, 1998, increasing the number of shares held by existing shareholders, which is not deemed a "new" issuance.) Thus, all but 9,000 shares were issued more than two years ago and may be sold or otherwise transferred without restriction pursuant to the terms of Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Act"), unless held by an affiliate or controlling shareholder of the Company. Of these shares, the Company has identified 9,000 shares as being held by affiliates of the Company. The remaining 487,400 shares are deemed free from restrictions and may be sold and/or transferred without further registration under the Act.

     The 9,000 restricted shares presently held by affiliates or controlling shareholders of the Company have been held for the requisite one year and therefore may be sold pursuant to Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock during the four calendar weeks preceding such sale, or (ii) 1 % of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and who has held restricted shares for at least three years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend  Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Item  2.       Legal  Proceedings

     The Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.


Item 3. Changes in and Disagreements with Accountants Item 3 is not applicable to this Form 10-SB.

Item  4.       Recent  Sales  of  Unregistered  Securities

     In August of 1998, the Company sold 25 pre-split shares of restricted common stock to Jon Heidelberger and 20 pre-split shares of restricted common stock to Lorretta Heidelberger in an isolated transaction. The Heidelbergers are husband and wife and constitute the present officers and directors of the Company. The transaction is deemed exempt pursuant to Section 4(2) of the Act.

     All other issues of securities by the Company were made more than three years ago.

INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     The Company's Articles and By-Laws provide for indemnification for liability, including expenses incurred in connection with a claim of liability arising from having been an officer or director of the Company for any action alleged to have been taken or omitted by any such person acting as an officer or director, not involving gross negligence or willful misconduct by such person.

     Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to made party to any threatened, pending, or completed action, suit or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company's By-Laws provide that such a person shall be indemnified and held harmless to the fullest extent provided by Nevada law.

Transfer  Agent

     The Company has designated Interwest Transfer Company, Inc., 1981 E. Murray
Holliday  Road,  Holladay,  Utah  84117,   (801)  272-9294  its  transfer agent.

PART  F/S

Financial  Statements  and  Supplementary  Data

     The Company's financial statements at October 31, 1998, and December 31, 1997, and the results of operations, and cash flows for the ten months ended October 31, 1997 and the years ended December 31, 1997, and 1996 and the period November 26, 1980 (date of inception) to October 31, 1998 , have been examined to the extent indicated in the reports by Andersen Andersen and Strong, L.C., Certified Public Accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following eight (8) pages, in response to Part F/S of this Form 10-SB.

ITEM  5
SIGNATURES

     Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              OLD  NIGHT,  INC.
                              (REGISTRANT)

                              /s/   Jon  Heidelberger
                          BY:  _______________________
                               PRESIDENT  AND  DIRECTOR

DATED:  06TH  DAY  OF  DECEMBER,  1999

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 6th day of December, 1999,

/s/   Jon  Heidelberger
___________________________________
JON HEIDELBERGER: President and Director


/s/  Lorretta Heidelberger
____________________________________
LORETTA HEIDELBERGER: Director,  Secretary  and  Chief  Financial  Officer


PART  III

ITEM  1.     INDEX  TO  EXHIBITS

THE  FOLLOWING  EXHIBITS  ARE  FILED  WITH  THIS  REGISTRATION  STATEMENT:

Exhibit  No.               Description
------------               -----------

    3  (i)               Articles  of  Incorporation
                         Certificate of Amendment of Articles of Incorporation

    3  (ii)               By-Laws

    23                    Consent  of  Independent  Certified  Public Accountant

    27                    Financial  Data  Schedule



                             OLD  NIGHT,  INC.

                      FINANCIAL  STATEMENTS  AND  REPORT

                OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS

       OCTOBER  31,  1998,  DECEMBER  31,  1997,  AND  DECEMBER  31,  1996

Board  of  Directors
Old  Night,  Inc.
Salt  Lake  City,  Utah

       REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS

     We have audited the accompanying balance sheets of Old Night, Inc. (a development stage company) at October 31, 1998, and December 31, 1997 , and the statements of operations, stockholders' equity, and cash flows for the ten months ended October 37, 1998 and the years ended December 31, 1997, and 1996, and the period November 26, 1980 (date of inception) to October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Night, Inc. at October 31, 1998, and December 31, 1997, and the results of operations, and cash flows for the ten months ended October 31, 1997 and the years ended December 31, 1997, and 1996, and the period November 26, 1980 (date of inception) to October 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has been in the development stage since its inception and has suffered recurring losses from operations and will need additional working capital for any future activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Andersen Andersen and Strong, L.L.C.
----------------------------------------
Andersen Andersen and Strong, L.L.C.
Salt  Lake  City,  Utah
November  23,  1998

                               OLD  NIGHT,  INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                     October 31, 1998, and December 31, 1997




                                                       October 31, December 31,
                                                         1998       1998
                                                       ---------  ---------
ASSETS

CURRENT ASSETS
Cash                                                   $      -   $      -
                                                       ---------  ---------
  Total Current Assets                                 $      -   $      -
                                                       =========  =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable                                       $      -   $      -
                                                       ---------  ---------
Total Current Liabilities                                     -          -
                                                       ---------  ---------

STOCKHOLDERS' EQUITY

Common stock
        100,000,000 shares authorized, at $0.001 par
        value; 496,400 shares issued and outstanding
          at October 31, 1998; 487,400 at Dec 31, 1998    496        487

Capital in excess of par value                           37,504     28,513

    Deficit accumulated during the development stage    (38,000)   (29,000)
                                                       ---------  ---------

Total Stockholders' Equity (deficiency)                    -          -
                                                       ---------  ---------
                                                       $   -      $   -
                                                       =========  =========

   The accompanying notes are an integral part of these financial statements.


                                OLD  NIGHT, INC.
                          ( A Development Stage Company)
                            STATEMENTS OF OPERATIONS
             For the Ten Months Ended October 31, 1998 and the Years
                Ended December 31, 1997 and 1996 and the Period
           November 26, 1980 (Date of Inception) to October 31, 1998




                                                        NOV  26,  1980
                       OCT 31    DEC 31   DEC 31      (Date of Inception) to
                        1999      1997     1996         OCT  30, 1999
                      ---------  -------  -------    ------------------------
SALES                  $      -   $     -  $     -    $                     -

EXPENSES                 9,000         -        -                     38,000
                      ---------  -------  -------    ------------------------

NET LOSS              $ (9,000)  $     -  $     -    $               (38,000)
                      =========  =======  =======    ========================

NET LOSS PER COMMON
SHARE

Basic                 $   (.018) $     -  $     -
                      ---------  -------  -------



AVERAGE  OUTSTANDING
    SHARES

     Basic             496,400   487,400  487,400
                      ---------  -------  -------



   The accompanying notes are an integral part of these financial statements.

                               OLD   NIGHT,  INC.
                          ( A Development Stage Company)
                  STATEMENT OF CHANGES  IN STOCKHOLDERS' EQUITY
               Period from November 26, 1980 (Date of Inception)
                                to October 31, 1998





                                               COMMON  STOCK     CAPITAL  In
                                              ----------------   EXCESS  OF    ACCUMULATED
                                               SHARES   AMOUNT   PAR VALUE      DEFICIT
                                              -------   -------  ----------  ---------
Balance November 26,  1980(date of inception)         -  $     -  $        -  $      -

Issuance of common stock for cash              160,000    160       7,840            -
   at $.05 - August 24, 1983

Issuance of common stock for cash              140,000    140       6,860            -
at $.05 - September 8, 1983

Issuance of common stock for cash
    at $.05 - October 17, 1983                 133,600    133       9,867            -

Issuance of common stock for cash
    at $.0743  - November 1, 1983               53,800     54       3,946            -


Net operating loss for the year ended
   December 31, 1993                                 -      -           -       (29,000)


                                               -------      ---     ------      -------
BALANCE DECEMBER 31, 1983                      487,400      487      28,513     (29,000)
                                               -------      ---     ------      -------
BALANCE DECEMBER 31, 1997                      487,400      487      28,513     (29,000)

Issuance of common stock for cash
    at $1.00 - August 25, 1998                   9,000        9       8,991         -

Net operating loss for the ten months ended
    October 31, 1999                                 -        -           -     (9,000)
                                               -------  -------  ---------      ---------
BALANCE OCTOBER 31, 1998                       496,400  $   496  $   37,504     $(38,000
                                               =======  =======  ==========     =========



   The accompanying notes are an integral part of these financial statements.

                                 OLD NIGHT, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS

   For the ten months ended October 31, 1998 and the years ended December 31, 1997, and 1996 and the period from November 26, 1980 (date of inception) to
                                October 30, 1999




                                                                                 OCTOBER  19,  1988
                                           OCT 31    DEC 31   DEC 31     (DATE OF INCEPTION)
                                            1998      1997     1996        TO JUNE 30, 1999
                                          ---------  -------  -------    --------------------
CASH FLOWS FROM
OPERATING ACTIVITIES
Net loss                                  $ (9,000)  $     -  $     -    $           (38,000)

Adjustments to reconcile net loss to
net cash provided by operating
activities                                       -         -        -                      -


Net Cash Used in Operations                 (9,000)        -        -                (38,000)
                                          ---------  -------  -------    --------------------

CASH FLOWS FROM INVESTING
ACTIVITIES                                       -         -        -                      -
                                          ---------  -------  -------    --------------------

CASH FLOWS FROM FINANCING
ACTIVITIES

  Proceeds from issuance of common stock
                                             9,000         -        -                 38,000
                                          ---------  -------  -------    --------------------

Net Increase (Decrease) in Cash                  -         -        -                      -

Cash at Beginning of Period                      -         -        -                      -
                                          ---------  -------  -------    --------------------

Cash at End of Period                     $      -   $     -  $     -    $                 -
                                          =========  =======  =======    ====================




   The accompanying notes are an integral part of these financial statements.

                                 OLD NIGHT, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS



1.     ORGANIZATION

     The Company was incorporated under the laws of the State of Nevada on November 26, 1980 with authorized common stock of 2,500 shares with no par value under the name of Avery, Armstrong and Associates, Architects Engineers.

     On August 20, 1998 the name of the Company was changed to Old Night, Inc, and the authorized capital stock was increased to 100,000,000 shares with a par value of $0.001.

     On August 20, 1998 the Company completed a forward common stock split of 200 shares for each outstanding share. This report has been prepared showing after stock split shares with a par value of $.001 from inception.

     The Company has been engaged in the activity of seeking developmental mining properties and was inactive after 1983.

2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Accounting  Methods
-------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend  Policy
----------------

The Company has not yet adopted a policy regarding payment of dividends.

Income  Taxes
-------------

     At December 31, 1997, the Company had a net operating loss carry forward of $29,000. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The net operating loss will expire in 1999.

Earnings  (Loss)  Per  Share
----------------------------

     Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding, after the stock split, using the treasury stock method in accordance with FASB statement No. 128.

Financial  Instruments
----------------------

The carrying amounts of financial instruments are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

------

                               RICH  EARTH,  INC.
                          ( A Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

Estimates  and  Assumptions
---------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.  RELATED  PARTY  TRANSACTIONS

     The statement of changes in stockholder's equity shows 496,400 shares of common stock outstanding of which 363,200 shares were acquired by related parties.

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

4.  GOING  CONCERN

     Continuation of the Company as a going concern is dependent upon obtaining sufficient working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through equity funding, and long term financing, which will enable the Company to operate in the future.